

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 9, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed April 14, 2006**
> **File No. 333-130380**

Dear Mr. Ming:

      We have reviewed your response letter dated April 14, 2006 and the amended filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   Given your status as a domestic registrant with subsidiaries operating in the People's Republic of China, please tell us how your foreign auditor located in Hong Kong, has complied with SEC Practice Section ("SECPS") §1000.08(n) and the associated Appendix K at SECPS §1000.45, for SEC registrants. In this regard, Appendix K, provides specific guidance for foreign associated firms, defined as a firm domiciled outside of the United States and its territories that is a member of, correspondent with, or similarly associated with an international firm or international association of firms with which the SECPS member is associated. You may refer to the guidance under Appendix K, located on the Public Company Accounting Oversight Board's website, at the following address:

http://www.pcaobus.org/Standards/Interim_Standards/Quality_Control_Standards/SECPS_1000.08.aspx#n

Note 2. Summary of Significant Accounting Policies, page F-9

(a) Basis of Presentation and Consolidation

2.   We have given further consideration to your response to our prior comment number 24 and have consulted with our Division's Chief Accountants Office regarding your consolidation policy with respect to Puda, BVI, Putai and Shanxi Coal. Based on your responses, please address the following additional items.

- We are unable to agree with your conclusion that an analysis under FIN 46(R) is not applicable because you decided to consolidate under Rule 3A-02 of Regulation S-X. To support your current consolidation policy, please provide a comprehensive FIN 46(R) analysis that addresses all relationships between Puda Coal, Inc. and its consolidated subsidiaries, including Puda, BVI, Putai and Shanxi Coal. In this regard, we would expect your analysis to address and cite the key terms and sections of the applicable contractual arrangements to support your overall primary beneficiary assessment and variable interest entity determinations.

- If you determine from your FIN 46(R) analysis prepared in response to the first bullet point above that none of your consolidated entities represent a variable interest entity or that you are not the primary beneficiary of any variable interest entities identified, please provide a more comprehensive analysis that supports your consolidation of Shanxi Coal under the guidance contemplated by EITF 97-2.

- Similarly, please provide a FIN 46(R) and/or EITF 97-2 analysis, as applicable, of Jucai Coal with respect to Shanxi Coal's relationship with this supplier under the preferred supply arrangement.

- Please tell us whether or not you consider Zhao Ming and Zhao Yao to be a control group. In this regard, we believe that if the aggregate ownership of the qualifying members of an immediate family constitutes control, this group of shareholders is presumed to function as a control group. We also believe that if a group of shareholders are contractually bound by a pre-existing written agreement to vote as a single unit a majority of the voting shares of an entity constitutes a control group.

- Please indicate whether or not you expect Zhao Ming and Zhao Yao to retain their current ownership control over the entities under Puda Coal, Inc. Please note that in consideration of future control, we would expect you to consider the shares that will be acquired through conversion of the convertible promissory notes and related warrants.

- Please provide a detailed explanation to describe your methodology for consolidating Shanxi Coal. Please also address why you have not reported any minority interest in the equity of Shanxi Coal.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding these comments. Please contact Carmen Moncada-Terry at (202) 551-3687 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief

cc: J. Gabel (via facsimile)
        J. Davis
        J. Goeken
        C. Moncada-Terry